February 2017

Pricing Sheet dated February 28, 2017 relating to

Preliminary Pricing Supplement No. 1,348 dated February 15, 2017

Registration Statement Nos. 333-200365; 333-200365-12

Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in U.S. and International Equities

Buffered Participation Securities Linked to Global Equities due September 3, 2020

Based on a Performance-Allocation Basket Composed of the S&P 500® Index, the EURO STOXX 50® Index and the Russell 2000® Index

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

PRICING TERMS – FEBRUARY 28, 2017
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Issue price:	$10 per security
Stated principal amount:	$10 per security
Aggregate principal amount:	$8,239,630
Pricing date:	February 28, 2017
Original issue date:	March 3, 2017 (3 business days after the pricing date)
Maturity date:	September 3, 2020
Interest:	None
Basket:		Basket components	Bloomberg ticker*	Initial value
		The S&P 500® Index (the “SPX Index”)	SPX	2,363.64
		The EURO STOXX 50® Index (the “SX5E Index”)	SX5E	3,319.61
		The Russell 2000® Index (the “RTY Index”)	RTY	1,386.684
*Bloomberg ticker symbols are being provided for reference purposes only. With respect to each basket component, the final value will be determined as set forth under “Description of the Securities—Final Value” in the accompanying preliminary pricing supplement
Payment at maturity:

•   If the basket performance is positive:

$10 plus the product of $10 and the basket performance

•   If the basket performance is negative but is not less than -10%, meaning that the value of the basket has not decreased by more than the buffer amount of 10%:

$10

•   If the basket performance is negative and is less than -10%, meaning that the value of the basket has decreased by more than the buffer amount of 10%:

$10 x (basket performance + buffer amount)

Under these circumstances, the payment at maturity will be less, and possibly significantly less, than the stated principal amount of $10. However, under no circumstances will the securities pay less than the minimum payment at maturity of $1 per security.

Basket performance:	The sum of the performance values for each of the basket components. The performance value for each basket component will be (i) the final value for such basket component less its initial value, divided by such initial value times (ii) the applicable weighting.
Weightings:	The weighting for each basket component is not set at the beginning of the term of the securities and will instead be set on the determination date based on the relative performance of the basket components against each other as follows: The basket component with the best performance will be assigned a weighting of 45%, the basket component with the second-best performance will be assigned a weighting of 30% and the basket component with the worst performance will be assigned a weighting of 25%.
Initial value:	The initial value for each basket component will equal its respective index closing value on the pricing date.
Final value:	The final value for each basket component will equal its respective index closing value on the determination date.
Determination date:	August 28, 2020, subject to postponement for each basket component separately in the event of a non-index business day or a market disruption event
CUSIP/ISIN:	61766V453 / US61766V4538
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Description of the Securities—Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement.
Estimated value on the pricing date:	$9.522 per security. See “Summary of Pricing Supplement” in the accompanying preliminary pricing supplement.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to us(3)
Per security	$10.00	$0.25(1)
		$0.05(2)	$9.70
Total	$8,239,630	$247,188.90	$7,992,441.10

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.25 for each security they sell. For additional information, see “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.

(3)	See “Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC. The securities are not sponsored, endorsed, sold or promoted by Standard and Poor’s Financial Services LLC, and Standard and Poor’s Financial Services LLC makes no representation regarding the advisability of investing in the securities.

“EURO STOXX 50®” and “STOXX®” are registered trademarks of STOXX Limited. The securities are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the securities.

The “Russell 2000® Index” is a trademark of Russell Investments. The securities are not sponsored, endorsed, sold or promoted by Russell Investments Russell Investments and Russell Investments makes no representation regarding the advisability of investing in the securities.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Preliminary Pricing Supplement No. 1,348 dated February 15, 2017

Prospectus Supplement dated February 16, 2016   Index Supplement dated January 30, 2017

Prospectus dated February 16, 2016

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.